Exhibit 4.55

COOPERATION FRAMEWORK AGREEMENT

Between

NETEASE, INC.

And

YOUDAO, INC.

Dated as of September 27, 2019

i

COOPERATION FRAMEWORK AGREEMENT

This Cooperation Framework Agreement (this “Agreement”) is dated as of September 27, 2019, by and between NetEase, Inc., a company incorporated under the laws of the Cayman Islands (“NetEase”), on behalf of itself and other members of the NetEase Group (as defined below), and Youdao, Inc., a company incorporated under the laws of the Cayman Islands (“Youdao”), on behalf of itself and other members of the Youdao Group (as defined below) (each of NetEase and Youdao a “Party” and, together, the “Parties”).

RECITALS

WHEREAS, as of the date hereof, Youdao is Controlled by NetEase;

WHEREAS, the Parties currently contemplate that Youdao will make an initial public offering (the “IPO”) pursuant to a Registration Statement on Form F-1;

WHEREAS, NetEase and Youdao have entered into that certain Master Transaction Agreement, dated as of the date hereof (the “Master Transaction Agreement”), which sets forth the principal arrangements between NetEase and Youdao regarding their relationship from and after the consummation of the IPO; and

WHEREAS, the Parties desire to continue to cooperate with each other in various aspects of their businesses.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual agreements, covenants and provisions contained in this Agreement and the transactions contemplated by the Master Transaction Agreement, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Capitalized terms used and not otherwise defined herein will have the meanings ascribed to such terms in the Master Transaction Agreement. Unless otherwise specified in this Agreement, in this Agreement, the following terms shall have the meanings prescribed thereto below.

“Affiliate” of any Person means a Person that Controls, is Controlled by, or is under common Control with such Person; provided that, under this Agreement, “Affiliate” of any member of the NetEase Group excludes members of the Youdao Group, and “Affiliate” of any member of the Youdao Group excludes members of the NetEase Group.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Control” means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or other interests, by contract or otherwise; the terms “Controlled by” and “under common Control with” shall have correlative meanings.

“Control Ending Date” means the earlier of (i) the first date upon which members of the NetEase Group no longer collectively own at least twenty percent (20%) of the voting power of the then outstanding voting securities of Youdao and (ii) the first date upon which NetEase, collectively with the other members of the NetEase Group, ceases to be the largest beneficial owner of the then outstanding voting securities of Youdao.

“Dispute” has the meaning set forth in Section 8.4 of this Agreement.

“Dispute Resolution Commencement Date” has the meaning set forth in Section 9.4 of this Agreement.

“Effective Date” has the meaning prescribed thereto in Section 4.1 hereof.

“Governmental Authority” means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or any body that exercises the function of a regulator.

“NetEase Group” means NetEase and its Subsidiaries and VIEs, other than the Youdao Group.

“Subsidiary” means, with respect to any given Person, any Person of which the given Person directly or indirectly Controls.

“Term” has the meaning set forth in Section 4.1 of this Agreement.

“VIE” of any Person means any entity that is Controlled by such Person and is deemed to be a variable interest entity consolidated with such Person for purposes of generally accepted accounting principles in the United States as in effect from time to time.

“Youdao Group” means Youdao and its Subsidiaries and VIEs.

ARTICLE 2

COOPERATION

Section 2.1    The Parties agree to cooperate with each other in the marketing and promotion of each other’s products on their own platforms, including but not limited to NetEase’s media, email, games, e-commerce and music business and Youdao’s learning services and products and online marketing businesses, through means including but not limited to joint marketing and promotional activities, advertisement placement and display of links.

Section 2.2    NetEase agrees to purchase translation services provided by the Youdao Group. Youdao covenants that it will use its best efforts, skill and experience in rendering such translation services in accordance with any specifications, guidelines or procedures requested by NetEase. Youdao further covenants that it shall perform such translation services in a timely, professional and workmanlike manner in accordance with industry-leading practices and standards. If NetEase advises Youdao that any translation services are not being performed satisfactorily, or that any of its specifications, guidelines, or procedures are not being followed, Youdao shall promptly take such steps as are necessary and appropriate to remedy such performance issues. If, after being so advised, Youdao is unable to remedy such performance issues, NetEase shall be entitled to seek and engage alternative providers of translation services.

Section 2.3    Youdao agrees to (i) purchase from the NetEase Group certain products and services, including but not limited to online payment, copyrights in works on cloud reading, cloud-base security solutions and procurement of certain inventory or fixed assets, and (ii) lease from the NetEase Group real properties, in each case where Youdao deems appropriate.

Section 2.4    NetEase hereby agrees to allow the NetEase Group’s users to log on the Youdao Group’s platforms with their NetEase passports.

Section 2.5    With respect to the foregoing aspects of cooperation, the Parties will enter into and will procure each of its Subsidiaries and VIEs to enter into separate specific agreements from time to time as necessary and appropriate for the purpose of cooperation. Terms and conditions of such specific agreements will be subject to the consultation and mutual agreement of the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1    Each Party represents and warrants to the other Party that:

(a)    it is a limited liability company lawfully incorporated and validly existing under the laws of the Cayman Islands, having independent legal person status;

(b)    it has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may be an independent party to a lawsuit;

(c)    it has full internal corporate power and authorization to execute and deliver this Agreement and all other documents related to the transaction contemplated by this Agreement and to be executed by it; it has full power and authorization to consummate the transaction contemplated by this Agreement;

(d)    this Agreement is lawfully and duly executed and delivered by it; this Agreement constitutes its lawful and binding obligations, enforceable against it according to the terms of this Agreement;

(e)    its execution, delivery and performance of this Agreement do not (i) violate its articles of association or any other constitutional documents, (ii) conflict with any agreement or contract or other document to which it is a party or its property is subject, or (iii) violate or conflict with any applicable law.

ARTICLE 4

TERM

Section 4.1    This Agreement shall come into effect on the closing date of the IPO (the “Effective Date”), on which the delivery of and payment for the securities offered by Youdao in connection with the IPO (excluding securities offered by Youdao upon underwriter(s)’ exercise of over-allotment option(s)) will take place. Unless this Agreement is terminated pursuant to the express provisions of this Agreement or as agreed by the Parties in writing, the valid term of this Agreement shall end on the earlier of (i) the fifteenth (15th) anniversary of the Effective Date, or (ii) five (5) years after the Control Ending Date (the “Term”). At least one (1) month prior to the expiration of the Term set forth above, the Parties shall consult each other on the extension of the Term, which may be mutually agreed to by the Parties in writing.

Section 4.2    The Parties shall complete the approval formalities to extend the business term three (3) months before the expiration of their respective business term, so as to enable the Term to continue.

Section 4.3    Within one (1) year after termination of this Agreement, the Parties shall still comply with the obligations under Section 4.5 of the Master Transaction Agreement.

ARTICLE 5

NOTICES

Section 5.1    Notices, offers, requests or other communications required or permitted to be given by a Party pursuant to the terms of this Agreement shall be given in writing to the other Party to the addresses set forth in Schedule 1 hereto, or to such other address, facsimile number or email address as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance or termination shall be sent by hand delivery or recognized courier. All other notices may also be sent by facsimile or email, confirmed by mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or email; upon confirmation of delivery, if sent by recognized courier; and upon receipt if mailed.

ARTICLE 6

DEFAULTING LIABILITY

Section 6.1    The Parties agree and confirm that, if any Party (the “Defaulting Party”) substantially violates any agreement herein or substantially fails to perform or delays performance of any of the obligations hereunder, such violation, failure or delay shall constitute a default under this Agreement. The non-defaulting Party shall have the right to request the Defaulting Party to rectify or take remedial actions within a reasonable period. If the Defaulting Party fails to rectify or take remedial actions within such reasonable period or within fifteen (15) calendar days after the non-defaulting Party notifies the Defaulting Party in writing requiring rectification, then the non-defaulting Party is entitled to decide at its own discretion to:

(a)    terminate this Agreement and require the Defaulting Party to indemnify all of its damages; or

(b)    request the Defaulting Party to perform its obligations under this Agreement and require the Defaulting Party to indemnify all of its damages.

ARTICLE 7

FORCE MAJEURE

If the performance by one Party of this Agreement is directly affected or if one Party cannot perform this Agreement in accordance with the agreed conditions due to any unforeseeable force majeure event or an force majeure event whose consequences cannot be prevented or avoided, including earthquakes, typhoons, floods, fires, wars, computer viruses, design loopholes in software tools, hacker attacks on the Internet, changes to policies or laws, etc., the affected Party shall immediately give a notice by fax to the other Party and shall within fifteen (15) calendar days provide the other Party with supporting documents released by the relevant government authorities or a reliable third-party source describing the details of the force majeure event, and explain the reason why this Agreement cannot be performed or why the performance needs to be postponed. If the force majeure event lasts more than thirty (30) calendar days, the Parties hereto shall negotiate amicably and as soon as possible determine whether or not part of this Agreement shall be released from performance or whether or not the performance of this Agreement shall be postponed, depending on the degree of impact of this force majeure event on the performance of this Agreement. Each Party shall not be held liable for any economic losses of the other Party caused by such Party’s failure to perform this Agreement completely due to a force majeure event.

ARTICLE 8

MISCELLANEOUS

Section 8.1    Each Party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this Agreement. Each Party shall be responsible for all taxes payable by it under applicable laws incurred from the execution, performance and consummation of transactions as contemplated hereby.

Section 8.2    This Agreement may not be amended except by an instrument in writing executed by a duly authorized representative of each party.

Section 8.3    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, U.S.A.

Section 8.4    Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (“Dispute”) which arises between the Parties shall first be negotiated between appropriate senior executives of each Party who shall have the authority to resolve the matter. Such executives shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies, within ten (10) calendar days of receipt by a Party of written notice of a Dispute, which date of receipt shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Dispute shall be conducted on a without prejudice basis, treated as Confidential Information, shall be exempt from discovery or production, and shall not be admissible in any subsequent proceeding between the Parties.

(a)    If the senior executives are unable to resolve the Dispute within sixty (60) calendar days from the Dispute Resolution Commencement Date, the exclusive means of continuing to pursue resolution of the the Dispute is to submit the Dispute to the boards of directors of NetEase and Youdao. Representatives of each board of directors shall meet as soon as practicable to attempt in good faith to negotiate a resolution of the Dispute.

(b)    If the representatives of the two boards of directors are unable to resolve the Dispute within 120 calendar days from the Dispute Resolution Commencement Date, the exclusive means of continuing to pursue resolution of the Dispute is for any Party to initiate mediation pursuant to the Commercial Mediation Procedures of the American Arbitration Association, which shall apply to the conduct of the mediation, including the method of appointment of a mediator. Both Parties will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each Party shall bear all of its other costs and expenses related to the mediation, including but not limited to attorney’s fees, witness fees, and travel expenses. The mediation shall take place in English in Beijing, China or in whatever alternative forum on which the Parties may agree.

(c)    If the Parties cannot resolve any Dispute through mediation within forty-five (45) calendar days after the appointment of the mediator (or the earlier withdrawal thereof), the exclusive means of pursuing final resolution of the Dispute is for any Party to commence an arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force at the time when the notice of arbitration is submitted. There shall be three (3) arbitrators selected pursuant to the HKIAC Rules. The presiding arbitrator shall be qualified to practice law in New York. The place and seat of arbitration shall be Hong Kong. The law of this arbitration clause shall be Hong Kong law. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Nothing contained herein shall preclude any Party from seeking provisional, interim or conservatory measures (including injunctive relief) from any court of competent jurisdiction.

Unless otherwise agreed in writing, the Parties will continue to provide service and honor all other commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 8.4 with respect to all matters not subject to such Dispute, controversy or claim.

Section 8.5    The Parties hereto agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 8.6    If any term of this Agreement or the Schedule attached hereto is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.7    This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.8    No Party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other Party, and any such assignment shall be void; provided, however, that each Party may assign this Agreement to an Affiliate. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective legal representatives, successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 8.9    The headings contained in this Agreement or in the Schedule attached hereto and in the table of contents to this Agreement are for reference purposes only and shall not in any way limit or affect the meaning or interpretation of any of the terms in this Agreement.

Section 8.10    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto, each acting under due and proper authority, have executed this Agreement as of the day, month and year first above written.

NetEase, Inc.

By:	/s/ William Lei Ding
Name:	William Lei Ding
Title:	Director and Chief Executive Officer

Youdao, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer, Director

[Signature Page to Cooperation Framework Agreement]

SCHEDULE 1

NOTICE ADDRESSES